SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONSENTS TO THE MIGRATION OF ITS ORDINARY SHARES
TO THE EUROCLEAR BANK CENTRAL SECURITIES DEPOSITORY

As previously announced, the shareholders of Ryanair Holdings plc (the "Company") approved resolutions in relation to the replacement of CREST with a system operated by Euroclear Bank SA/NV for the electronic settlement of trading in the Company's ordinary shares at the extraordinary general meeting held on 17 December 2020 (the "EGM").

In accordance with Resolution 1 approved at the EGM, on 4 January 2021 a committee of the board of directors of the Company approved the Company giving its consent to the migration of its ordinary shares to the Euroclear Bank SA/NV central securities depository in accordance with the Migration of Participating Securities Act 2019. The requisite notifications in connection with the migration have also been made by the Company to the Irish Companies Registration Office and Euronext Dublin.

The migration of the Company's ordinary shares will take place as part of the wider market migration of the shares of the listed Irish companies which have consented to the migration. The market migration will take place on the date determined by Euronext Dublin, which is currently expected to be on or around 15 March 2021. Further announcements will be made in relation to the migration timetable in due course.

For further information please contact:

Ryanair Holdings plc, Peter Larkin, Head of Investor Relations, Tel: +353 (0) 1 945 1212

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 6 January, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary